VUniverse, Inc.
Statements of Changes in Shareholders' Equity
From April 22, 2019 (Inception) to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, April 22, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	7,333,332	73	-	-	73
Trailer Central SAFE note	-	-	284,729	-	284,729
SAFE note	-	-	249,929	-	249,929
Net loss				(572,494)	(572,494.23)
Balance, December 31, 2019	7,333,332	$ 73	$ 534,658	$ (572,494)	$ (37,763)
Share buyback	(2,666,666)	(27)	-	-	(27)
Trailer Central SAFE note	-	-	214,668	-	214,668
SAFE note	-	-	240,000	-	240,000
Net loss				(232,978)	(232,978)
Balance, December 31, 2020	4,666,666	$ 47	$ 989,326	$ (805,472)	$ 183,901